SD 4/4/03

VE 4-3-03

03015946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-052946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-22-02 (DATE OPERATIONS COMMENCED) AND ENDING 12-31-02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

902 EAST 5TH ST., SUITE 204
(No. and Street)

AUSTIN	TX	78702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM MYERS 512-485-3140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC
(Name – *if individual, state last, first, middle name*)

1000 RIVERFRONT PARKWAY	CHATTANOOGA	TN	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E Myers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSCEND CAPITAL, LP, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

President
Title

MICHELLE MARTINEZ
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
08-31-2006

Michelle Martinez
Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSCEND CAPITAL, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2002

HENDERSON HUTCHERSON
& McCULLOUGH, PLLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Partners
Transcend Capital, LP
Austin, Texas

We have audited the accompanying statement of financial condition of Transcend Capital, LP as of December 31, 2002, and the related statements of operations and changes in retained earnings, and cash flows for the period from January 22, 2002 (date operations commenced) to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LP as of December 31, 2002 and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on Page 8, Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Page 9, Schedule of Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chattanooga, Tennessee
March 26, 2003

Henderson Hutcherson
& McCullough, PLLC

1000 Riverfront Parkway • Chattanooga, Tennessee 37402-2103 • 423.756.7771 • Email: cpa@hhmcpas.com • Fax: 423.265.8125

TRANSCEND CAPITAL, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 80,669
Deposit account at clearing company	50,391
TOTAL ASSETS	**$131,060**

LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES	$ 0
PARTNERS' EQUITY	
Contributions	125,161
Retained earnings	5,899
Total partners' equity	131,060
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$131,060**

The accompanying notes are an integral part of the financial statements.

TRANSCEND CAPITAL, LP

STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

FROM JANUARY 22, 2002 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 2002

REVENUES	
Transaction fees	$126,994
Interest income	391
Other revenues	7,009
Total revenues	134,394
EXPENSES	
Broker/dealer fees	101,500
Other regulatory fees	22,771
Office expenses	4,224
Total expenses	128,495
NET INCOME	5,899
RETAINED EARNINGS	
Beginning balance	0
Ending balance	$ 5,899

The accompanying notes are an integral part of the financial statements.

TRANSCEND CAPITAL, LP

STATEMENT OF CASH FLOWS

FROM JANUARY 22, 2002 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,899
Adjustments to reconcile net loss to net cash provided by operating activities	
Deposit account at clearing company	(50,391)
Cash used by operating activities	(44,492)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution of capital	125,161
Cash provided by financing activities	125,161
NET INCREASE IN CASH	80,669
Cash at beginning of period	0
Cash at end of period	$ 80,669

The accompanying notes are an integral part of the financial statements.

TRANSCEND CAPITAL, LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Transcend Capital, LP (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited partnership organized under the laws of the State of Texas on October 29, 1999. However, the Company was dormant until it commenced operations on January 22, 2002.

Basis of Presentation

The Company is a broker-dealer that specializes in advanced options and derivative strategies for trading professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Electronic Bullets

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions and Commissions

Securities transactions are recorded on a settlement-date basis, which does not differ materially from the trade-date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is not a tax-paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the partnership agreement.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, such as cash interest-bearing demand deposits and money market funds, with an original maturity of less than 90 days.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, since no such liabilities existed at December 31, 2002 or at any time during the period then ended.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

The Company maintains special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. As of December 31, 2002, cash of $50,391 has been segregated into this account.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than $120,000. At December 31, 2002, the Company had net capital of $131,060 which was $10,060 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was not applicable at December 31, 2002.

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital at the greater of 6⅔% of total aggregate indebtedness or $120,000. Transcend Capital, LP had net capital of $131,060, which was $10,060 in excess of the minimum net capital requirement of $120,000 at December 31, 2002. The excess of net capital at 1,000% was $16,989, and the ratio of aggregate indebtedness to net capital was not applicable at December 31, 2002.

NOTE 4 – RESERVE REQUIREMENTS

Transcend Capital, LP is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirements under Rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Pension Financial Services, Inc., on a fully disclosed basis as requested for exemption under SEC Rule 15c3-3(k)(2)(ii). The expense associated with this service was approximately $18,765.

NOTE 5 – RELATED PARTY TRANSACTIONS

For the period ended December 31, 2002, a related party has paid all of the shared expenses and managed the sales and back office functions for the Company. Under the terms of an agreement the Company paid Broker-Dealer fees of $101,500 to Rampant Lion Investments Group, LLC, which holds a 1% interest as General Partner and exercises significant control over the Company.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

TRANSCEND CAPITAL, LP

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD ENDED DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Net Capital	
Total equity	$131,060
Deduct equity not allowable for net capital	0
Total equity qualified for net capital	131,060
ADD	
Subordinated borrowings allowable in computation of net capital	0
Other deductions of allowable credits	0
Total capital and allowable subordinated liabilities	131,060
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	0
Net capital	$131,060
COMPUTATION OF AGGREGATE INDEBTEDNESS	
STATEMENT OF FINANCIAL CONDITION	
Items included	$ 0
Items not included	0
Total aggregate indebtedness	$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
MINIMUM NET CAPITAL REQUIRED	
Greater of $120,000 or 6 2/3% of aggregate indebtedness	$ 120,000
EXCESS NET CAPITAL	$ 11,060
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 16,989
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ N/A

TRANSCEND CAPITAL, LP

SCHEDULE OF RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD ENDED DECEMBER 31, 2002

NET CAPITAL, AS REPORTED IN COMPANY'S PART II	
(UNAUDITED) FOCUS REPORT	$131,060
Net audit adjustment to revenues and expenses	50,000
Audit adjustments to adjust asset accounts	(50,000)
NET CAPITAL PER AUDIT	$131,060
RETAINED EARNINGS (DEFICIT), AS REPORTED IN COMPANY'S	
PART II (UNAUDITED) FOCUS REPORT	$(40,101)
Net audit adjustment to revenues and expenses	50,000
RETAINED EARNINGS PER AUDIT	$ 5,899

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
Certified Public Accountants

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c-3-3**

To the Partners
Transcend Capital, LP
Austin, Texas

In planning and performing our audit of the financial statements and supplementary schedules of Transcend Capital, LP for the period ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Riverfront Parkway • Chattanooga, Tennessee 37402-2103 • 423.756.7771 • Email: cpa@hhmcpas.com • Fax: 423.265.8125

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henderson Hutcherson & McCullough PLLC

Chattanooga, Tennessee
March 26, 2003